Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Lindblad Expeditions Holdings, Inc. on Post-Effective Amendment No.1 to Form S-4 [File No. 333-232113] on Form S-3 of our report dated February 28, 2019, with respect to our audits of the consolidated financial statements of Lindblad Expeditions Holdings, Inc. and Subsidiaries as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 and our report dated February 28, 2019, with respect to our audit of the effectiveness of internal control over financial reporting of Lindblad Expeditions Holdings, Inc. and Subsidiaries as of December 31, 2018, appearing in the Annual Report on Form 10-K of Lindblad Expedition Holdings, Inc. for the year ended December 31, 2018. We also consent to the reference to our firm under the heading “Experts”) in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

July 16, 2019